STATEMENT OF FINANCIAL CONDITION

Columbia Management Investment Distributors, Inc.
SEC File Number: 8-25845
December 31, 2019
With Report of Independent Registered Public Accounting Firm

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25845

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2019___ AND ENDING ___12/31/2019___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbia Management Investment Distributors, Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

225 Franklin Street

(No. and Street)

Boston	MA	02110-2804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elaine Fahey   612-671-2523

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

One North Wacker Dr	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey J. Scherman _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Columbia Management Investment Distributors, Inc _____ , as
of December 31 _____ , 20 19 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2025

_____
Notary Public

_____
Signature

Chief Financial Officer
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Columbia Management Investment Distributors, Inc.
Statement of Financial Condition
December 31, 2019

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Columbia Management Investment Distributors, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying Statement of Financial Condition of Columbia Management Investment Distributors, Inc. (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2020

We have served as the Company's auditor since 2010.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Columbia Management Investment Distributors, Inc.
Statement of Financial Condition
December 31, 2019
(in thousands except share amounts)

Assets		
Cash and cash equivalents	$	72,055
Receivables:		
Distribution fees from associated mutual funds		1,107
Due from affiliates		2,028
Other		399
Deferred acquisition costs		4,318
Intangible assets, net of accumulated amortization of $1,489		511
Total assets	$	80,418
Liabilities and Stockholder's Equity		
Liabilities:		
Payables:		
Due to affiliates	$	39,467
Distribution fees to outside distributors		16,519
Other		1,087
Deferred income taxes, net		1,152
Total liabilities		58,225
Commitments and contingencies (see note 9)		
Stockholder's equity:		
Common stock $1 par value per share:		
Authorized, issued and outstanding shares - 250		—
Additional paid - in capital		23,083
Accumulated deficit		(890)
Total stockholder's equity		22,193
Total liabilities and stockholder's equity	$	80,418

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies

Organization

Columbia Management Investment Distributors, Inc. (the Company) is incorporated under the laws of the state of Delaware. The Company is a wholly owned subsidiary of J. & W. Seligman & Co, Inc., which is a wholly owned subsidiary of Columbia Management Investment Advisers, LLC, (CMIA), which is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission (SEC) and the various states in which the Company conducts business and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company provides underwriting and distribution services for financial products which consist of both retail funds and variable product funds, open-end investment companies and 529 plans managed by affiliated companies. The Company's distribution services are performed pursuant to distribution agreements under which the Company, where applicable, retains distribution concessions, net of commissions paid to dealers for distribution of the investment companies' shares. The Company serves as the distributor of the combined Columbia complex of open-end investment companies and 529 plans, which includes funds known collectively as the Columbia Funds (the Funds), and serves as a placement agent or distributor of private and foreign funds managed by CMIA. The Company also provides certain marketing, distribution and sales support services for the Columbia Trust collective funds, which are sub-advised by CMIA.

Basis of Financial Statement Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These accounting estimates reflect the best judgment of management and actual amounts could differ significantly from those estimates.

Significant Accounting Policies

Income taxes: The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items. The Company's taxable income is included in the consolidated federal and state income tax returns of the Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded.

In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes.

Fair value of financial instruments: Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company on December 31, 2019, approximate fair value.

Cash and cash equivalents: Cash equivalents include money market funds, time deposits and commercial paper with original or remaining maturities at the time of purchase of 90 days or less. The Company has evaluated the cash equivalents for credit risk and has determined it is negligible due to the short term nature of the investment.

Deferred acquisition costs: Certain commissions are advanced to affiliates and outside distributors by the Company in connection with the sales of class C mutual funds where customers are not charged a time of sale commission. As such these amounts paid by the Company are deferred and are amortized over the period for which the shares are subject to a contingent deferred sales charge which is generally for 1 year. The Company has a process to evaluate impairment annually or whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. No impairments were identified as a result of these tests for the year ended December 31, 2019.

Intangible assets: Intangible assets are composed of acquired distribution relationships and are amortized over their estimated useful lives of 15 years. The Company evaluates the definite lived intangible assets' remaining useful lives annually on the measurement date of July 1 and tests for impairment whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. For definite lived intangible assets, impairment to fair value is recognized if the carrying amount is not recoverable. No impairments were identified as a result of these tests for the year ended December 31, 2019.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Leases – Recognition of Lease Assets and Liabilities on Balance Sheet

In February 2016, the Financial Accounting Standards Board ("FASB") updated the accounting standards for leases. The update was issued to increase transparency and comparability for the accounting of lease transactions. The standard requires most lease transactions for lessees to be recorded on the balance sheet as lease assets and lease liabilities and both quantitative and qualitative disclosures about leasing arrangements. The standard was effective for interim and annual periods beginning after December 15, 2018. Entities had the option to adopt the standard using a modified retrospective approach at either the beginning of the earliest period presented or as of the date of adoption. The Company adopted the standard as of January 1, 2019. The Company determined they do not have any leases as defined by the standard and as such there was no adoption impact to the statement of financial condition.

3. Intangible Assets

Intangible assets representing acquired distribution relationships are amortized over an assigned useful life of 15 years. The Company evaluates the definite lived intangible assets' remaining useful lives annually. No impairments were identified as a result of these tests for the year ended December 31, 2019.

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
December 31, 2018 balance	$ 2,000	$ (1,356)	$ 644
Amortization	—	(133)	(133)
December 31, 2019 balance	$ 2,000	$ (1,489)	$ 511

4. Income Taxes

The Company had a payable to the Parent for federal income taxes of $174 and a payable for state income taxes of $20 at December 31, 2019, which were included in Due from affiliates on the statement of financial condition, respectively.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2019 are as follows:

Deferred income tax assets:	
Other	$ 14
Loss carryovers	4
Total deferred income tax assets	18
Less: valuation allowance	(4)
Total deferred income tax assets	14
Deferred income tax liabilities:	
Deferred commission	(1,043)
Intangible asset amortization	(123)
Total deferred income tax liabilities	(1,166)
Net deferred income tax liability	$ (1,152)

Included in the Company's deferred income tax assets are tax benefits related to state net operating losses of $4, net of federal benefit, which will expire beginning December 31, 2026. Based on analysis of the Company's tax position, management believes it is more likely than not that the Company will not realize certain state deferred tax assets and state net operating losses and therefore a valuation allowance has been established.

For all open tax years and all major taxing jurisdictions, management of the Company has concluded that there are no significant uncertain tax positions that would require recognition in the financial statements. Furthermore, management of the Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months. The Company has no unrecognized tax benefits or related interest and penalties for the year ended December 31, 2019.

The Company files income tax returns, as part of its inclusion in the consolidated federal income tax return of Ameriprise Financial (the Parent), in the U.S. federal jurisdiction and various state jurisdictions. In the third quarter of 2019, the federal statutes of limitation closed for the 2014 and 2015 tax years. The Parent's tax returns for 2014 and 2015 are effectively settled except for one issue which the Parent has filed amended returns in the second quarter of 2019. The IRS is currently auditing the Parent's U.S. income tax returns for 2016 and 2017. Ameriprise Financial's or its subsidiaries', including the Company's, state tax returns are currently under examination by various jurisdictions for years ranging from 2009 through 2017.

5. Fair Values of Assets and Liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 — Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Columbia Management Investment Distributors, Inc.
Notes to Financial Statements
(in thousands except share amounts)

Assets

Cash equivalents

The Company's cash equivalents, consisting of money market funds which are classified as Level 1 and commercial paper which are classified as Level 2, are measured at amortized cost, which approximates fair value because of the short time between the purchase of the instrument and its expected realization.

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from third party pricing services, non-binding broker quotes, or other model-based valuation techniques.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

| | December 31, 2019 | | | |
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents				
Money market funds	$ 5,202	$ —	$ —	$ 5,202
Commercial paper	—	66,688	—	66,688
Total assets at fair value	$ 5,202	$ 66,688	$ —	$ 71,890

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels.

Fair Value of Financial Instruments

In general, the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2019, approximate fair value.

6. Net Capital Provisions and Regulatory Requirements

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1).

The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of combined aggregate customer-related debit items, as defined (or $250, if greater).

At December 31, 2019, the Company had net capital of $15,754, which was $15,504 in excess of the amount required to be maintained. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

Columbia Management Investment Distributors, Inc.
Notes to Financial Statements
(in thousands except share amounts)

7. Related-Party Transactions

The Company provides various services to other affiliates and is compensated for these services pursuant to various agreements with the affiliates to which the services are provided. The most significant activity includes providing distribution services for associated mutual funds sold through an affiliated field force and outside distributors. Distribution fees include point-of-sale fees (such as front-load mutual fund fees) and asset-based fees that are generally based on a contractual rate as a percentage of the fair value of assets (such as 12b-1 fees).

CMIA has agreed to provide sponsor support to the Company for any services provided and liabilities incurred in its capacity as a principal underwriter and distributor of the Columbia Funds.

Receivables due from affiliates on the statement of financial condition, as of December 31, 2019, primarily relates to a receivable for marketing and administrative support for $2,000.

Payables due to affiliates on the statement of financial condition as of December 31, 2019, primarily relates to 12b-1 fees of $21,961, fees for use of affiliates' wholesaling and marketing capabilities of $11,891, transfer agent fees of $2,237, administration support payable to the Parent of $980 and marketing support of $1,979.

During the year ended December 31, 2019 the Company paid a dividend to its Parent of $5,000.

8. Commitments and Contingencies

In the normal course of business, the Company may indemnify and guarantee certain service providers against potential losses in connection with their acting as service providers to the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statements for any indemnifications.

9. Subsequent Events

As of February 26, 2020, which is the date the financial statements were available to be issued, the Company has evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.